CEO & CFO on Outlook
Open Briefing interview with CEO Terry Stinson and CFO Ian Veitch	Orbital Corporation Limited 4 Whipple Street Balcatta WA 6021

In this Open Briefing®, Terry and Ian discuss:

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Earnings growth on UAS sales; similar earnings expected in H2

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Ongoing strategic growth in system sales, reduced dependence on consulting

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Promising opportunities in systems sales

Record of interview:

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Orbital Corporation Limited (ASX: OEC) reported net profit of $0.15 million for the first half ended 31 December 2012, up from $0.10 million in the previous corresponding period, on revenue of $12.84 million, flat.  The result reflected a substantial increase in contribution from System Sales, with EBIT of $1.29 million, up from $0.14 million, offsetting a significant fall in Consulting Services EBIT.  How indicative are these first half trends of your expected results going forward?

CEO Terry Stinson

We expect the proportions of revenue and EBIT from each of our business streams to be very similar in the second half and at this point are expecting a similar overall result in the second half.

As we’ve mentioned previously, we’ve also reduced our costs generally and made the organisation leaner, in line with what we feel is a minimum level to be able to sustain and support the business, including the costs associated with being a public company, and our historical and still expensive US listing.

In the first half we incurred material redundancy costs of $0.55 million and subject to levels of business, do not expect the same expense in the second half.

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System Sales booked revenue of $11.79 million, up 68 percent, reflecting delivery of your $4.7 million contract to supply heavy fuel engines for AAI’s Aerosonde Small Unmanned Aircraft System (SUAS).  In January you announced an additional order that would take your revenue from SUAS engines and spare parts to over $10 million in the current year.  How will margins on the additional order compare with those on the initial order and what potential is there for further projects in the SUAS space?

CEO Terry Stinson

The margins on the SUAS engines are commercial in confidence, but I can say that we expect margins on the second order will be in line with the business we delivered in the first half.

The SUAS market is growing rapidly and is currently one of our key focus areas for both the engineering consulting services and systems supply businesses.  We’ve invested in technology and infrastructure to build a foundation for growth in this sector.  Meeting the customer requirements for business in this market has presented new challenges and opportunities for Orbital.  This is a long-term play and with success, we should be able to achieve long-term revenue growth and sustainable profit margins.

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Within System Sales, Orbital Autogas Systems and Sprint Gas Australia continued to face subdued LPG systems markets, while sales of the EcoLPi Ford Falcon, for which Orbital supplies the Liquid LPi LPG injection system, have been below historical levels.  Are there any signs that the LPG systems market has bottomed?  What will be the drivers of any recovery in the market and how are OAS and SGA positioned for such a recovery?

CEO Terry Stinson

The LPG systems market is currently at historical lows and whether it can fall any lower, only time will tell.  The market indicators that we watch are varied.  One of the primary drivers in the past has been the price of unleaded petrol.  As the price of petrol increases, the differential between the cost of ULP and LPG increases.  This enhances our value equation.  We’ve also gained market share in the Australian LPG market since we entered the market with our initial acquisition of Boral Alternative Fuel Systems.

With the combined OAS and Sprint Gas businesses, we are the market leader.  Many businesses in this field have fallen away, but we’ve been able to sustain our operations.  We also have new products, just introduced, like LPG systems for the Toyota Prius and the Camry Hybrid.  These systems have attracted the attention of the large taxi fleet operators and we believe that there’s a growing business in LPG-hybrids given the potential additional savings for the operators.

The key driver for the retrofit market is the payback period for the investment in the LPG conversion.  The larger the price differential between LPG and unleaded fuel, the faster the payback to the customer.  The Federal Government’s decision to reduce the rebates paid on conversions and to introduce excise on LPG have severely impacted the industry.  We’re working to offset this through the introduction of new products, and through market share growth.

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Synerject, Orbital’s 42 percent owned associate, made a $2.25 million equity contribution to earnings in the first half, up 4 percent.  However, Synerject’s US dollar cash flow fell 35 percent to US$1.46 million, reflecting investment in working capital to support growth, and Orbital’s cash dividend from Synerject fell to $0.45 million, down 37 percent.  What is behind Synerject’s recent heavy investment in working capital, and will continued investment be necessary to maintain growth?  What is the outlook for dividends?

CFO Ian Veitch

Synerject invested in working capital during the first half, having generated funds from its working capital in the previous half-year, to arrive at largely the same balance sheet working capital position as 12 months ago.

Synerject continues to grow with new products and new markets and continues to be profitable.  Synerject’s first half profit was higher than the comparative period so the dividend based on that profit and received in the second half will be higher than the dividend received in the second half last year.

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Consulting Services booked an EBIT loss of $1.36 million, compared with a loss of $0.39 million in the previous corresponding period, on revenue of $0.60 million, down from $5.37 million.  The results suggest you’ve taken around $3.80 million of costs out of the business, but with the order book at $1.0 million as at 31 January, close to historical lows, what is the outlook for Consulting Services as a stand-alone business?

CEO Terry Stinson

A large portion of our engineering resources were directed towards the UAS engine, in systems production, technical development and customer support activities during the first half.   This will continue into the second half and as you can see in the financials, has allowed us to offset the impact of the reduction in our traditional Consulting Services business.

To support our overall cost level, we need to grow and we’ve demonstrated this growth over the past year.  The key to our future success is growth and achieving a growing top line that we control together with sustainable margins that can cover our technical and administrative costs, while also generating sufficient cash to provide for growth in new areas to diversify the company and reduce our risk in any single market.

The business will continue to maintain a strong core of technical capability and over time the primary focus of these resources will be focused on development of new products like the SUAS engine systems.  We project that the consulting business will continue to be a small part of our revenue.  The business is an incubator for new products and we use it to identify new business opportunities, like the business in the UAS field.  The need to burn heavy fuels in defence applications around the world is not limited to UAS.  There are marine products already deployed to the field using Orbital FlexDI technology.  With continued success, we project that our technology can be applied to other applications and products that will help us to achieve our targets for top line growth.

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Royalty and Licence EBIT was $0.24 million for the half, up from $0.22 million, on revenue of $0.45 million, up from $0.44 million, reflecting an improvement in FlexDI volumes in the marine market.  Is the upturn sustainable over the longer term?

CEO Terry Stinson

The upturn in marine volumes was pleasing and we’re hopeful that the upward trend will continue. However, we’re mindful of the fact that spending in these markets is predominantly discretionary and that there are a lot of economic factors weighing down on consumer confidence in the OEMs’ domestic and international markets.  The US market has recovered slightly since the low points of the GFC.  The shock of the GFC has worn off and as market confidence continues to rise, we expect that our royalty revenues will rise, albeit any rise is likely to be modest.

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Orbital booked net operating cash outflow of $1.51 million for the first half, versus outflow of $3.73 million in the previous corresponding period.  The improvement reflected higher earnings, in spite of redundancy payments of $0.55 million, and a reduction in working capital.  Is the improvement in operating cash flow sustainable and how will cash flow trend as System Sales grows in relative size?

CFO Ian Veitch

Our aim is to continue the improvements in operating cash flows through profitable operations, by continuing our focus on improving our working capital practices, and where possible, reducing overheads.

Growth in System Sales will require investment in inventory and receivables.  Due to the low production volumes of our SUAS engines, it’s difficult to purchase inventory on a just-in-time basis and our Autogas businesses import most of their aftermarket components from Europe.

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As at 31 December 2012, cash and equivalents stood at $3.91 million, down from $5.17 million six months earlier.  Do you believe that this is an adequate cash buffer for the business as you build up the System Sales operations?

CFO Ian Veitch

The available cash at 30 June 2012, after eliminating the cash used as collateral for our financing facilities and the cash held by Sprint Gas to which the group does not have free access, was such that there was a material uncertainty regarding the group’s ability to continue as a going concern as clearly outlined in our annual report.

We have addressed the liquidity issue through the sale of a portion of our interest in Synerject for US$6 million.  The cash buffer following the settlement of the sale on 1 March 2013 is expected to be sufficient to cover our requirements for the increased System Sales businesses.

We’ve provided a more detailed explanation of the commercial circumstances in regard to the Synerject sale in a separate Open Briefing also issued today.

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What are the growth opportunities for Orbital in the short to medium term?

CEO Terry Stinson

The SUAS market is a rapidly growing market and an area where we see great potential for both the Consulting Services and Systems Sales businesses.  With success in this market, there may be opportunities to move into the medium sized unmanned aircraft systems (MUAS) market.  As I said earlier, there are other defence and civil application opportunities for heavy fuels where Orbital’s Flex

DI has a technical advantage.  We’re excited by this segment and would also consider an acquisition (probably offshore) to expand our market presence if this met our investment hurdle targets and subject to capital availability.

The Australian LPG retrofit market is at historically low levels.  Our Autogas businesses have been managing costs and increasing market share and are well positioned for an upturn in the market should it come.  We’re continuing our efforts to enter the natural gas systems markets in Asia, primarily India.  Based on market data, we believe that this market will continue to grow as it moves from old mechanical systems to electronic fuel injection and engine management systems; this is our field of expertise.  The price point challenges are a bit daunting; however we can fall back on our motorcycle and scooter experience where we were at the forefront of developing low cost, value systems.

LNG continues to show promise in the US and our progress here in Western Australia with the Toll fleet trial has not gone unnoticed.  This is a big market dominated by significant players like Cummins, CAT and Westport.  If we’re able to enter this market, we’ll need to find our niche.

While retaining our focus on EMS, fuel systems and high performance 2-stroke engine applications, we’ve been able to enter several markets and sustain a revenue stream.  Further growth in this area is possible; the key will be to continue to find niches where a company our size can balance the investment required against the potential revenues and profits.

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Thank you Terry and Ian.

For more information about Orbital Corporation Limited, visit www.orbitalcorp.com.au or call Terry Stinson on (+61 8) 9441 2311.

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